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                              July 27, 2023

       Kevin Halleran
       Chief Financial Officer
       Blue Owl Real Estate Net Lease Trust
       30 N. LaSalle St., Suite 4140
       Chicago, IL 60602

                                                        Re: Blue Owl Real
Estate Net Lease Trust
                                                            Post-effective
Amendment No. 1 to Registration Statement on Form 10-12G
                                                            Filed June 26, 2023
                                                            File No. 000-56536

       Dear Kevin Halleran:

              We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response and any amendment you may file in response to the comment, we may have additional comments.

       Post-effective Amendment No. 1 to Form 10-12G

       Item 1. Business
       Share Repurchase Plan, page 28

   1. We acknowledge your response and revised disclosures to prior comment 3, and note your statement that you
intend to conduct repurchase offers under the New Repurchase Plan in accordance with the
requirements of Rule 13e-4. We also note your disclosure that the repurchase price that
will be equal to the NAV per share as of the valuation date will not be available until
after the expiration of the applicable tender offer, so shareholders will not know the exact
price of shares in the tender offer when they make a decision whether to tender their shares.
We also note that shareholders are not able to withdraw their request to tender
shares after the repurchase price is known, as that will occur following the expiration of the
tender offer. Please explain to us how you expect to conduct your
                                                        New Repurchase Plan in
accordance with Rule 13e-4, and whether you expect to file a
 Kevin Halleran
Blue Owl Real Estate Net Lease Trust
July 27, 2023
Page 2
      Schedule TO for each repurchase.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mark Rakip at 202-551-3573 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any other questions.



                                                          Sincerely,
FirstName LastNameKevin Halleran
                                                          Division of
Corporation Finance
Comapany NameBlue Owl Real Estate Net Lease Trust
                                                          Office of Real Estate
& Construction
July 27, 2023 Page 2
cc:       Benjamin Wells, Esq.
FirstName LastName